

Audit Report of Bauns INC
Financial Statement

Financial Period till February 28, 2021

Prepared Under Generally Accepted Accounting Principle (GAAP)

CONTENTS

Page No.

Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

TO THE BAUNS INC,

We have audited the accompanying financial statements (i.e., Balance Sheet, Profit and Loss Statement) of Bauns Inc, which comprise the statement of assets and liabilities as of Feb 28, 2021, and the related statements of support and revenue expenses and reconciliation of retained earnings for the period then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of Bauns Inc, in accordance with the GAAP auditing standards as describe by the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the statement of assets, liabilities and equity as of Feb 28, 2021, and its support and revenue, expenses and reconciliation of retained earnings for the period ended in accordance with the generally acceptable accounting principle and financial reporting requirements.

CPA CFO Firm (Accounting Partner)
Raza.adilaicpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated **_Jun 14, 2022_** on our consideration of Bauns Inc, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with the GAAP standard, in considering Bauns Inc, with internal control over financial reporting and compliance.

Adil Raza, CPA
Certified Public Accountant
Licensed# PAC-CPA-LIC-033217

BAUNS INC
BALANCE SHEET
AS OF FEBRUARY 28, 2021

	Note	Financial Year FEB-2021 $
EQUITY AND LIABILITIES		
EQUITY	1	-
RETAINED EARNING		-
		-
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	2	-
		-
NON-CURRENT LIABILITIES	3	
LONG TERM DEBT		-
		-
		-
ASSETS		
CURRENT ASSETS		
CASH ON HAND & BANK	4	-
		-
		-

Note: There was not any transaction found of Bauns Inc since its incorporation.

BAUNS INC
PROFIT & LOSS ACCOUNT
FOR THE PERIOD ENDED FROM FEBRUARY 28, 2021

	Note	Financial Year FEB-2021 $
SALES		
Revenue	5	-
Discount		-
Net Sales/ Services		-
COST OF SALES/ SUPPLIES		
Cost of sales	6	-
Gross Profit / (Loss)		-
ADMINISTRATIVE & SELLING EXPENSES	7	
Financial Charges/ Interest		-
Total Administrative and Selling Expenses		-
Operating Profit / (Loss)		-
Net Profit / (Loss)		-

Note: There is no any activity in profit and loss account.

BAUNS INC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED FROM FEBRUARY 28, 2021

		Financial Year FEB-2021 $
1	**OWNER EQUITY**	
	Invested Capital Openning	-
2	**TRADE AND OTHER PAYABLES**	
	Accounts payable	-
		-
3	**NON-CURRENT LIABILITIES** Long Term Debt	-
4	**CASH AND BANK BALANCES**	
	Cash in hand or Bank	-
5	**Sales/ Revenue Net** Revenue/ Services	-
		-
6	Cost of Sale/ Supplies Cost of Sale	-
		-
7	**Administrative and Selling Expenses**	
	Financial Charges/ Interest	-
		-

Bauns INC, (The Company)

Notes to the Financial Statements
For the Period Ended Feb 28, 2021

NOTE I — ORGANIZATION

Bauns INC is a Delaware base C Corporation established in November 24, 2020 having registered address 1209 orange street, Wilmington.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company prepared the accompanying financial statements in conformity with accrual basis accounting. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates — Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents — Cash consist of cash in hand or deposit with the bank. The Company had no investments as on Feb 28, 2021.

Restricted Cash — The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as on Feb 28, 2021.

Income Taxes — For U.S. federal income tax purposes, taxes related to income earned by the Bauns represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.